UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 25, 2021

CF FINANCE ACQUISITION CORP. III
(Exact name of registrant as specified in its charter)

Delaware	001-39699	37-1827430
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

110 East 59th Street, New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 938-5000

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	CFACU	The Nasdaq Stock Market
Class A common stock, par value $0.0001 per share	CFAC	The Nasdaq Stock Market
Redeemable warrants, exercisable for Class A common stock at an exercise price of $11.50 per share	CFACW	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure

On February 25, 2021, CF Finance Acquisition Corp. III (“CF III”) and AEye, Inc. (“AEye”) issued a joint press release announcing that Continental AG is participating in the previously announced PIPE offering connected with the previously announced merger agreement between CF III and AEye. The press release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference. Notwithstanding the foregoing, information contained on the websites of CF III, AEye or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of CF III under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1.

Important Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between CF III and AEye. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CF III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. The proxy statement/ prospectus will be sent to all CF III stockholders. CF III also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CF III are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CF III through the website maintained by the SEC at www.sec.gov or by directing a request to CF III to 110 East 59th Street, New York, NY 10022 or via email at CFFinanceIII@cantor.com or at (212) 938-5000.

Participants in the Solicitation

CF III and AEye and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF III’s stockholders in connection with the proposed transaction. Information about CF III’s directors and executive officers and their ownership of CF III’s securities is set forth in CF III’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF III orAEye , nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transactions and CF III. Such forward-looking statements include, but are not limited to, statements regarding the closing of the combination and the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the business combination, and future business plans of the AEye and CF III management teams, including AEye’s products, revenue growth and financial performance, facilities, product expansion and services. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CF III and AEye. Many factors could cause actual future events to differ from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CF III’s securities, (ii) the risk that the transaction may not be completed by CF III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CF III, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of CF III, the satisfaction of the minimum trust account amount following any redemptions by CF III’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE Investments, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on AEye’s business relationships, operating results, and business generally, (viii) risks that the transaction disrupt current plans and operations of AEye and potential difficulties in AEye employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against AEye or against CF III related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of CF III stock on the Nasdaq Stock Market, (xi) volatility in the price of CF III’s securities, (xii) changes in competitive and regulated industries in which AEye operates, variations in operating performance across competitors, changes in laws and regulations affecting AEye’s business and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiv) the potential inability of AEye to increase its manufacturing capacity or to achieve efficiencies regarding its manufacturing process or other costs, (xv) the enforceability of AEye’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xvi) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which AEye operates, (xvii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, and (xviii) the potential inability of AEye to enter into definitive agreements, partnerships or other commitments with original equipment manufacturers, contract manufacturers, suppliers and other strategic partners. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CF III’s Registration Statement on Form S-1, the registration statement that includes a proxy statement/prospectus on Form S-4 and other documents filed by CF III from time to time with the SEC (including CF III’s quarterly filings). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and AEye and CF III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither AEye nor CF III gives any assurance that either AEye or CF III will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1	Joint Press Release, dated February 25, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CF FINANCE ACQUISITION CORP. III

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chief Executive Officer

Dated: February 25, 2021

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